AMENDED & RESTATED OPERATING AGREEMENT
OF
CONVERGENCE OF 4 DIMENSIONS LLC

This Amended & Restated Operating Agreement (this "Operating Agreement") of Convergence of 4 Dimensions LLC (the "Company"), a Florida limited liability company, is hereby adopted and made effective as of July 31, 2020, by and among the Company and the Members (as defined below).

WHEREAS, the Members previously agreed to organize and operate a limited liability company in accordance with the terms and subject to the conditions set forth in this Agreement and pursuant to the provisions of the laws of the State of Florida including, when applicable, the Act (as defined below). The rights and liabilities of the Members shall be determined pursuant to this Agreement, and to the extent applicable, the Act. Regardless of whether this Agreement specifically refers to a particular Default Rule (as defined below), if any provision of this Agreement conflicts with a Default Rule, the provision of this Agreement controls and such Default Rule is hereby modified or negated accordingly; and if it is necessary to construe a Default Rule as modified or negated in order to effectuate any provision of this Agreement, such Default Rule is hereby modified or negated accordingly. "Default Rule" means a provision of the Act that would apply to the Company unless otherwise provided in, or modified by, this Agreement.

WHEREAS, the Members previously entered into an Operating Agreement dated as of January 21, 2015 (the "Prior Agreement") and wish to amend and restate the Prior Agreement in its entirety as set forth herein.

NOW THEREFORE, in consideration of the agreements and obligations set forth herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1. DEFINITIONS

As used in this Operating Agreement, the following terms have the following meanings:

1.1 *"Act"* means the Florida Revised Limited Liability Company Act and any successor statute, as amended from time to time.

1.2 *"Affiliate"* of any Person shall mean any other Person, directly or indirectly controlling, controlled by, or under common control with such Person; or if such Person is a partnership, any general partner of such Person or a Person controlling any such general partner. For purposes of this definition, "control" (including "controlled by" and "under common control with") shall mean the power, directly or indirectly, to direct or cause the direction of the management and policies of such Person whether through the ownership of voting securities, by contract or otherwise.

1.3 *"Articles"* means the Articles of Organization originally filed with the Florida Secretary of State on January 21, 2015, by which the Company was organized as a Florida limited liability company under and pursuant to the Act.

1.4 *"Board of Managers"* means the Managers acting as a group with the powers set forth in the Articles and this Operating Agreement.

1.5 *"Capital Contribution"* means any actual contribution by a Member to the capital of the Company through the purchase of Capital Units (but does not include subscribed for, but unpaid Capital Units).

1.6 *"Capital Unit"* or "*Unit*" means Capital Units of the Company with the rights and privileges set forth in this Operating Agreement.

1.7 *"Code"* means the Internal Revenue Code of 1986 and any successor statute, as amended from time to time.

1.8 *"Company"* means Convergence of 4 Dimensions LLC, a Florida limited liability company.

1.9 *"Fiscal Period"* means each taxable year and other fiscal period of the Company at the end of which the Company's books are closed for tax and accounting purposes pursuant to this Operating Agreement.

1.10 *"Manager"* means any natural Person who is a member of the Board of Managers of the Company.

1.11 *"Member"* means any Person who holds one or more Capital Units and has executed this Operating Agreement, whether initially admitted as of the date of this Operating Agreement or later admitted to the Company as a Member. Unless the context otherwise requires, the term "Member" shall include any Member's representative in event of the death, incapacity, or liquidation of the Member.

1.12 *"Net Cash from Operations"* means the gross cash proceeds from operations, sales, and other dispositions of assets, including but not limited to investment assets of the Company (but not including sales and other dispositions of all or substantially all of the assets of the Company), less the portion thereof used to pay, or set aside as reserves for, all the Company's expenses, debt payments, capital improvements, obligations, replacements and contingencies, all as determined by the Board of Managers. Net Cash from Operations shall not be reduced by depreciation, amortization, cost recovery deductions, or similar allowances, but shall be increased by any reduction of reserves previously established, but not expended, as authorized by the Board of Managers.

1.13 *"Net Cash From Refinancings"* means the net cash proceeds from Company borrowings and all refinancings of property, less any portion thereof used to establish reserves, all as determined by the Board of Managers.

1.14 *"Ownership Percentage"* with respect to any Member means the percentage of ownership of a Member determined by taking the total Capital Units held by such Member divided by the aggregate total number of issued and outstanding Capital Units.

1.15 *"Person"* includes an individual, partnership, limited partnership, limited liability company, foreign limited liability company, trust, estate, corporation, foreign corporation, cooperative or other legal entity, or any custodian, trustee, executor, administrator, nominee or entity in a representative capacity.

1.16 *"Proceeding"* means any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative.

1.17 *"Profits"* and *"Losses"* means, respectively, for each Fiscal Period, an amount equal to the Company's taxable income or loss, respectively, for federal income tax purposes for such Fiscal Period (determined without inclusion of gross income and gross deductions specially allocated pursuant to Section 6.5 of this Operating Agreement), determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be separately stated pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments: (a) any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses pursuant hereto shall be included in income; (b) any expenditures of the Company described in Code Section 705(e)(2)(B) and not otherwise taken into account in computing Profits or Losses pursuant hereto shall be deducted from income; and (c) income, gain, loss and deduction of the Company shall be computed (i) as if the Company purchased any property contributed by a Member on the date of such contribution at a price equal to its fair market value at that date, and (ii) as if the Company had sold any property distributed to a Member on the date such distribution at a price equal to its fair market value at that date.

1.18 *"Transfer"* means, as a noun, any voluntary or involuntary transfer, sale, or other disposition and, as a verb, voluntarily or involuntarily to transfer, sell, or otherwise dispose of.

Other terms defined herein have the meanings so given them.

ARTICLE 2. ORGANIZATION

2.1 *Formation.* The Company has been organized as a Florida limited liability company by the filing of Articles under and pursuant to the Act.

2.2 *Name.* The name of the Company is Convergence of 4 Dimensions LLC and all Company business shall be conducted in that name or such other names that comply with applicable law as the Board of Managers may select from time to time.

2.3 *Registered Office; Registered Agent, Principal Office in the United States; Other Offices.* The registered office of the Company required by the Act to be maintained in the State of Florida shall be the office of the initial registered agent named in the Articles or such other office (which need not be a place of business of the Company) as the Board of Managers may designate from time to time in the manner provided by law. The registered agent of the Company in the State of Florida shall be the initial registered agent named in the Articles or such

other Person or Persons as the Board of Managers may designate from time to time in the manner provided by law. The principal office of the Company in the United States shall be at such place as the Board of Managers may designate from time to time, which need not be in the State of Florida, and the Company shall maintain records there as required by the Act and shall keep the street address of such principal office at the registered office of the Company in the State of Florida. The Company may have such other offices as the Board of Managers may designate from time to time.

2.4 *Purpose.* The purpose of the Company is to engage in any business allowed by law.

2.5 *Term.* The Company commenced its existence on January 21, 2015 and shall continue in existence until dissolved.

2.6 *Fiscal Year.* The Company's fiscal year shall end on December 31st of each year.

ARTICLE 3. MEMBERS

3.1 *Members.*

(a) A Person executing this Operating Agreement as a Member shall be admitted to the Company as a Member, effective contemporaneously with the execution by such Person of this Operating Agreement.

(b) A Person may become a Member by acquiring one or more Capital Units (i) directly from the Company or (ii) from a Member in a Disposition in compliance with the provisions of this Operating Agreement.

3.2 *Representations and Warranties.* Each Member represents and warrants to the Company and each other Member that:

(a) if that Member is a corporation, it is duly organized, validly existing and in good standing under the laws of the state of its incorporation and is duly qualified and in good standing as a foreign corporation in the jurisdiction of its principal place of business (if not incorporated therein);

(b) if that Member is a limited liability company, it is duly organized, validly existing, and (if applicable) in good standing under the laws of the state of its organization and is duly qualified and (if applicable) in good standing as a foreign limited liability company in the jurisdiction of its principal place of business (if not organized therein);

(c) if that Member is a partnership, trust, or other entity, it is duly formed, validly existing, and (if applicable) in good standing under the laws of the state of its formation, and if required by law is duly qualified to do business and (if applicable) in good standing in the jurisdiction of its principal place of business (if not formed therein), and the representations and warranties in clause (a), (b) or (c), as applicable, are true and correct with respect to each partner (other than its limited partners), trustee, or other member thereof;

(d) the Member has full corporate, limited liability company, partnership, trust, or other applicable power and authority to execute and agree to this Operating Agreement and to perform its obligations hereunder and all necessary actions by the board of directors, shareholders, managers, members, partners, trustees, beneficiaries, or other Persons necessary for the due authorization, execution, delivery, and performance of this Operating Agreement by that Member have been duly taken;

(e) the Member has duly executed and delivered this Operating Agreement; and

(f) the Member's authorization, execution, delivery, and performance of this Operating Agreement does not conflict with any other agreement or arrangement to which that Member is a party or by which it is bound.

3.3 *Admission of Additional Members.* No Person may become a Member without the approval of the Board of Managers. The Board of Managers may refuse to admit any Person as a Member in its sole discretion. Any such refusal or admission also must comply with the requirements described elsewhere in this Operating Agreement; admissions will be effective only after such Person has executed and delivered to the Company a subscription agreement or other written document including such Person's (a) address for notices, (b) agreement to be bound by this Operating Agreement, and (c) representation and warranty that the representations and warranties required of all Members in this Operating Agreement are true and correct with respect to such Person. The provisions of this section shall apply to any Person who acquires Capital Units directly from the Company or through a Disposition by a Member.

3.4 *Interests in a Member.* A Member that is not a natural Person may not cause or permit an interest, direct or indirect, to be Transferred in violation of the Securities Act of 1933, as amended, or in such manner that, after the Disposition, (a) the Company would be considered to have terminated within the meaning of Section 708 of the Code or (b) without the consent of the Board of Managers, that Member shall cease to be controlled by substantially the same Persons who control it as of the date of its admission to the Company. On any breach of this Section 3.4, the Company shall have the option to redeem, and on exercise of that option the breaching Member shall surrender, the breaching Member's Capital Units in accordance with Section 4.3 of this Operating Agreement.

3.5 *Liabilities to Third Parties.* Except as otherwise expressly agreed in writing, no Member shall be liable for the debts, obligations or liabilities of the Company, including under a judgment, decree or order of a court.

3.6 *Withdrawal.* A Member does not have the right or power to withdraw from the Company as a Member, except as set forth in this Operating Agreement.

3.7 *Lack of Authority.* No Member, other than a Member acting in his capacity as an officer of the Company, has the authority or power to act for or on behalf of the Company, to do any act that would be binding on the Company, or to incur any expenditures on behalf of the Company, except with the prior written consent of the Board of Managers.

3.8 *Place and Manner of Meeting.* All meetings of the Members shall be held at such time and place, within or outside the State of Florida, as shall be stated in the notice of the meeting or in a duly executed waiver of notice thereof. Presence in person, or by proxy or written ballot, shall constitute participation in a meeting, except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

3.9 *Conduct of Meetings.* All meetings of the Members shall be presided over by the Chief Executive Officer.

3.10 *Annual Meeting.* The annual meeting of the Members for the transaction of all business which may come before the meeting shall be held on a date determined by the Board of Managers. Failure to hold the annual meeting at the designated time shall not be grounds for dissolution of the Company.

3.11 *Special Meetings.* Special meetings of the Members shall be called at any time by the chief executive officer, the president, the Board of Managers or by the secretary upon the written request of the holders of at least 20% of the Capital Units entitled to vote at such meeting. Such request shall state the purpose or purposes of such meeting and the matters proposed to be acted on at the special meeting.

3.12 *Notice.* Written or printed notice stating the place, day and hour of the meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than 10 nor more than 60 days before the date of the meeting either personally or by mail, by or at the direction of the Chief Executive Officer, the Secretary or the Board of Managers calling the meeting, to each Member entitled to vote at the meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail addressed to the Member at the Member's address as it appears on the records of the Company, with postage thereon prepaid.

(a) If a purpose of any Member meeting is to consider any of the following matters, the notice must state such purpose:

(i) a plan of merger, consolidation, or exchange;

(ii) the sale, lease, exchange or other disposition of all, or substantially all, of the Company's assets other than in the ordinary course of business;

(iii) the voluntary dissolution of the Company; or

(iv) the removal of any member of the Board of Managers.

(b) The notice for any Member meeting relating to any of the purposes listed in 3.13(a) above must be accompanied by a copy or summary of the following, as appropriate:

(i) plan of merger, consolidation or exchange;

(ii) a description of the proposed sale, lease, exchange or other disposition of all, or substantially all, of the Company's assets other than in the ordinary course of business;

(iii) the plan of liquidation; or

(iv) identification of the Manager or Managers whose removal is sought.

3.13 *Quorum of Members.* With respect to those matters in which the Members are entitled to vote, Members owning a majority of the outstanding Units, represented in person, by proxy, or by written ballot, shall constitute a quorum of a meeting of the Members. The Members present at a duly organized meeting at which a quorum is present may transact business until adjournment, notwithstanding the departure or withdrawal of enough Members to leave less than a quorum.

3.14 *Closing Record Books and Fixing Record Date.* For the purpose of determining Members entitled to notice of or to vote at any meeting of Members or any adjournment thereof or in order to make a determination of Members for any other proper purpose, the Board of Managers may provide that the record books are closed for a stated period not exceeding 10 days. If the record books shall be closed for the purpose of determining Members entitled to notice of or to vote at a meeting of Members, such books shall be closed for a period not exceeding 10 days immediately preceding such meeting. In lieu of closing the record books, the Board of Managers may fix in advance a date as the record date for any such determination of Members, such date in any case to be not more than 60 days and in the case of a meeting of Members, not less than 10 days prior to the date of which the particular action requiring such determination of Members is to be taken. If the record books are not closed and no record date is fixed for the determination of Members entitled to notice of or to vote at a meeting of Members, the date on which notice of the meeting is mailed, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this section, such determination shall apply to any adjournment thereof, except where the determination has been made through the closing of record books and the stated period of closing has expired.

3.15 *Fixing Record Dates for Ballots by Mail.* Unless a record date shall have previously been fixed or determined herein, whenever action by Members is proposed to be taken by written ballot without attendance being required at a meeting of Members, the Board of Managers may fix a record date for purposes of determining Members entitled to vote by ballot on the action, which record date shall be set by the Board of Managers not more than 60 days prior to the deadline for returning ballots to the Company. If no record date has been fixed by the Board of Managers, the record date for determining Members entitled to vote by written ballot without requiring attendance at a meeting of Members shall be at the close of business on the tenth day preceding the mailing of the written ballots to the Members.

3.16 *Proxies.* At all meetings of Members, a Member may vote by proxy executed in writing by the Member or by his duly authorized attorney-in-fact. Such proxy shall be filed with the Secretary of the Company before or at the time of the meeting. A proxy shall be considered

filed with the Company when received by the Company at its executive offices, unless later revoked. No proxy shall be valid after 11 months from the date of its execution, unless otherwise provided in the proxy.

3.17 *Action Without Meeting.* Any action required by the Act to be taken at a meeting of the Board of Managers, or any action which may be taken at a meeting of the Members, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by Members owning not less than the number of Units which would have been necessary to approve such action if a meeting had been held. Such consent shall have the same force and effect as if adopted at a duly called meeting of the Members.

ARTICLE 4. TRANSFER OF CAPITAL UNITS

4.1 *Restriction on Transfers.* Except as otherwise permitted by this Agreement, no Member shall Transfer all or any portion of his Capital Units. In the event that any Member pledges or otherwise encumbers any of its Capital Units as security for the payment of a debt, any such pledge or hypothecation shall be made pursuant to a pledge or hypothecation agreement that requires the pledgee or secured party to be bound by all of the terms and conditions of this Article 4.

4.2 *Permitted Transfers.* Subject to the conditions and restrictions set forth in Section 4.3 hereof, a Member may at any time Transfer all or any portion of his Units to (a) any member of the transferor's Family, (b) any Affiliate of the transferor, (c) the transferor's executor, administrator, trustee, or personal representative to whom such Units are transferred at death or involuntarily by operation of law, or (d) any Purchaser in accordance with Section 4.4 hereof (any such Transfer being referred to in this Agreement as a "Permitted Transfer" and any such Transferee being referred to in this Agreement as a "Permitted Transferee")). For purposes hereof, a Member's "Family" shall include only such Member's spouse, natural or adoptive lineal ancestors or descendants, and trusts for his or their exclusive benefit.

4.3 *Conditions to Permitted Transfers.* A Transfer shall not be treated as a Permitted Transfer under Section 4.2 hereof unless and until the following conditions are satisfied:

(a) Except in the case of a Transfer of Capital Units at death or involuntarily by operation of law, the transferor and transferee shall execute and deliver to the Company such documents and instruments of conveyance as may be necessary or appropriate in the opinion of counsel to the Company to effect such Transfer and to confirm the agreement of the transferee to be bound by the provisions of this Article 4. In the case of a Transfer of Capital Units at death or involuntarily by operation of law, the Transfer shall be confirmed by presentation to the Company of legal evidence of such Transfer, in form and substance satisfactory to counsel to the Company. In all cases, the Company shall be reimbursed by the transferor and/or transferee for all costs and expenses that it reasonably incurs in connection with such Transfer.

(b) Except in the case of a Transfer at death or involuntarily by operation of law, the transferor shall furnish to the Company an opinion of counsel, which counsel and opinion shall be satisfactory to the Company, that the Transfer will not cause the Company to terminate for federal income tax purposes.

(c) The transferor and transferee shall furnish the Company with the transferee's taxpayer identification number, sufficient information to determine the transferee's initial tax basis in the Capital Units transferred, and any other information reasonably necessary to permit the Company to file all required federal and state tax returns and other legally required information statements or returns. Without limiting the generality of the foregoing, the Company shall not be required to make any distribution otherwise provided for in this Agreement with respect to any transferred Capital Units until it has received such information.

(d) Except in the case of a Transfer of Capital Units at death or involuntarily by operation of law, either (a) such Capital Units shall be registered under the Securities Act of 1933, as amended, and any applicable state securities laws, or (b) the transferor shall provide an opinion of counsel, which opinion and counsel shall be satisfactory to the Company, to the effect that such Transfer is exempt from all applicable registration requirements and that such Transfer will not violate any applicable laws regulating the Transfer of securities.

(e) In the case of a Transfer at death, the Company shall have a five-year call option with respect to the transferred Capital Units, exercisable upon notice at fair market value determined by an independent appraiser engaged by the Company to appraise the Capital Units, the determination of which appraiser shall be binding.

4.4 *Right of First Refusal.* In addition to the other limitations and restrictions set forth in this Article 4, except as permitted by Section 4.2 hereof, no Member shall Transfer all or any portion of his Capital Units (the "Offered Units") unless such Member (the "Seller") first offers to sell the Offered Units pursuant to the terms of this Section 4.4.

(a) *Limitation on Transfers.* No Transfer may be made under this Section 4.4 unless the Seller has received a bona fide written offer (the "Purchase Offer") from a Person (the "Purchaser") to purchase the Offered Units for a purchase price (the "Offer Price") denominated and payable in United States dollars at closing or according to specified terms, with or without interest, which offer shall be in writing signed by the Purchaser and shall be irrevocable for a period ending no sooner than the day following the end of the Offer Period, as hereinafter defined.

(b) *Offer Notice.* Prior to making any Transfer that is subject to the terms of this Section 4.4, the Seller shall give to the Company written notice (the "Offer Notice") which shall include a copy of the Purchase Offer and an offer (the "Firm Offer") to sell the Offered Units to the Company (the "Offeree") for the Offer Price, payable according to the same terms as (or more favorable terms than) those contained in the Purchase Offer.

(c) *Offer Period.* The Firm Offer shall be irrevocable for a period (the "Offer Period") ending at 11:59 p.m., local time at the Company's principal place of business, on the ninetieth day following the day of the Offer Notice.

(d) *Acceptance of Firm Offer.* At any time during the first 60 days of the Offer Period, the Company may accept the Firm Offer as to all of the Offered Units, by giving written notice of such acceptance to the Seller. In the event that within the first 60 days of the Offer Period, the Company ("Accepting Offeree") accepts the Firm Offer with respect to all of the Offered

Units, the Firm Offer shall be deemed to be accepted and the Accepting Offeree shall be deemed to have accepted all of the Offered Units. If the Offeree does not accept the Firm Offer as to all of the Offered Units during the Offer Period, the Firm Offer shall be deemed to be rejected in its entirety.

(e) *Closing of Purchase Pursuant to Firm Offer.* In the event that the Firm Offer is accepted, the closing of the sale of the Offered Units shall take place within 30 days after the Firm Offer is accepted or, if later, the date of closing set forth in the Purchase Offer. The Seller and the Offeree shall execute such documents and instruments as may be necessary or appropriate to effect the sale of the Offered Units pursuant to the terms of the Firm Offer and this Article 4.

(f) *Sale Pursuant to Purchase Offer If Firm Offer Rejected.* If the Firm Offer is not accepted in the manner hereinabove provided, the Seller may sell the Offered Units to the Purchaser at any time within 60 days after the last day of the Offer Period, provided that such sale shall be made on terms no more favorable to the Purchaser than the terms contained in the Purchase Offer and provided further that such sale complies with other terms, conditions, and restrictions of this Agreement that are applicable to sales of Capital Units and are not expressly made inapplicable to sales occurring under this Section 4.4. In the event that the Offered Interest is not sold in accordance with the terms of the preceding sentence, the Offered Interest shall again become subject to all of the conditions and restrictions of this Section 4.4.

4.5 *Prohibited Transfers.* Any purported Transfer of Capital Units that is not a Permitted Transfer shall be null and void and of no force or effect whatever; provided that, if the Company is required to recognize a Transfer that is not a Permitted Transfer (or if the Company, in its sole discretion, elects to recognize a Transfer that is not a Permitted Transfer), the interest Transferred shall be strictly limited to the transferor's rights to allocations and distributions as provided by this Agreement with respect to the transferred Capital Units, which allocations and distributions may be applied (without limiting any other legal or equitable rights of the Company) to satisfy any debts, obligations, or liabilities for damages that the transferor or transferee of such Capital Units may have to the Company.

In the case of a Transfer or attempted Transfer of Capital Units that is not a Permitted Transfer, the parties engaging or attempting to engage in such Transfer shall be liable to indemnify and hold harmless the Company and the other Members from all costs, liabilities, and damages that any of such indemnified Persons may incur (including, without limitation, incremental tax liability and lawyers' fees and expenses) as a result of such Transfer or attempted Transfer and efforts to enforce the indemnity granted hereby.

4.6 *Rights of Unadmitted Assignees.* A Person who acquires one or more Capital Units but who is not admitted as a substituted Member pursuant to Section 4.7 hereof shall be entitled only to allocations and distributions with respect to such Capital Units in accordance with this Agreement, and shall have no right to any information or accounting of the affairs of the Company, shall not be entitled to inspect the books or records of the Company, and shall not have any of the rights of a Member under the Act or this Agreement, including the right to vote.

4.7 *Admission of Capital Unit Transferee as a Member.* Subject to the other provisions of this Article 4, a transferee of Capital Units may be admitted to the Company as a substituted Member only upon satisfaction of the conditions set forth below in this Section 4.7:

(a) The Company consents to such admission, which consent may be given or withheld in the sole and absolute discretion of the Company;

(b) The Capital Units with respect to which the transferee is being admitted were acquired by means of a Permitted Transfer;

(c) The transferee becomes a party to this Agreement as a Member and executes such documents and instruments as the Company may reasonably request (including, without limitation, amendments to the Articles) as may be necessary or appropriate to confirm such transferee as a Member in the Company and such transferee's agreement to be bound by the terms and conditions hereof;

(d) The transferee pays or reimburses the Company for all reasonable legal, filing, and publication costs that the Company incurs in connection with the admission of the transferee as a Member with respect to the Transferred Capital Units;

(e) If the transferee is not an individual of legal majority, the transferee provides the Company with evidence satisfactory to counsel for the Company of the authority of the transferee to become a Member and to be bound by the terms and conditions of this Agreement; and

(f) The transferee surrenders to the Company certificates evidencing ownership of Capital Units issued to the transferor, following which the Company shall issue a replacement certificate in the name of the transferee.

4.8 *Covenants; Legend.* Each Member hereby agrees that the following legend may be placed upon any counterpart of this Agreement, Capital Unit Certificates, or any other document or instrument evidencing ownership of Capital Units:

> THE CAPITAL UNITS REPRESENTED BY THIS DOCUMENT HAVE NOT BEEN REGISTERED UNDER ANY SECURITIES LAWS AND THE TRANSFERABILITY OF SUCH CAPITAL UNITS IS RESTRICTED. SUCH CAPITAL UNITS MAY NOT BE SOLD, ASSIGNED OR TRANSFERRED, NOR WILL ANY ASSIGNEE, VENDEE, TRANSFEREE OR ENDORSEE THEREOF BE RECOGNIZED AS HAVING ACQUIRED ANY SUCH CAPITAL UNITS BY THE ISSUER FOR ANY PURPOSES, UNLESS (1) A REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, WITH RESPECT TO SUCH CAPITAL UNITS SHALL THEN BE IN EFFECT AND SUCH TRANSFER HAS BEEN QUALIFIED UNDER ALL APPLICABLE STATE SECURITIES LAWS, OR (2) THE AVAILABILITY OF AN EXEMPTION FROM SUCH REGISTRATION AND QUALIFICATION SHALL BE ESTABLISHED TO THE SATISFACTION OF COUNSEL TO THE COMPANY.
>
> THE CAPITAL UNITS REPRESENTED BY THIS DOCUMENT ARE SUBJECT TO FURTHER RESTRICTION AS TO THEIR SALE, TRANSFER, HYPOTHECATION, OR ASSIGNMENT AS SET FORTH IN THE OPERATING AGREEMENT AND

AGREED TO BY EACH MEMBER. SAID RESTRICTION PROVIDES, AMONG OTHER ITEMS, THAT NO CAPITAL UNITS MAY BE TRANSFERRED WITHOUT FIRST OFFERING SUCH CAPITAL UNITS TO THE COMPANY AND THAT NO VENDEE, TRANSFEREE, ASSIGNEE, OR ENDORSEE OF A MEMBER SHALL HAVE THE RIGHT TO BECOME A SUBSTITUTED MEMBER WITHOUT THE CONSENT OF THE COMPANY, WHICH CONSENT MAY BE GIVEN OR WITHHELD IN THE SOLE AND ABSOLUTE DISCRETION OF THE COMPANY.

4.9 *Distributions and Applications in Respect to Transferred Capital Units.* If any Capital Units are sold, assigned, or Transferred during any Fiscal Year in compliance with the provisions of this Article 4, Profits, Losses, each item thereof, and all other items attributable to the Transferred Capital Units for such Fiscal Year shall be divided and allocated between the transferor and the transferee by taking into account their varying Capital Units during such Fiscal Year in accordance with Code Section 706(d), using any conventions permitted by law and selected by the Company. All distributions on or before the date of such Transfer shall be made to the transferor, and all distributions thereafter shall be made to the transferee. Solely for purposes of making such allocations and distributions, the Company shall recognize such Transfer not later than the end of the calendar month during which it is given notice of such Transfer, provided that, if the Company is given notice of a Transfer at least 10 Business Days prior to the Transfer the Company shall recognize such Transfer as the date of such Transfer, and provided further that, if the Company does not receive a notice stating the date such Capital Units were Transferred and such other information as the Company may reasonably require within 30 days after the end of the Fiscal Year during which the transfer occurs, then all such items shall be allocated, and all distributions shall be made, to the Person who, according to the books and records of the Company, was the owner of the Capital Units on the last day of the Fiscal Year during which the Transfer occurs. The Company shall not incur any liability for making allocations and distributions in accordance with the provisions of this Section 4.9, whether or not the Company has knowledge of any Transfer of ownership of any Capital Units.

4.10 *Members' Schedule.* Upon the admission of a new Member, substituted Member, Permitted Transferee or transferee of Capital Units or the like under this Article 4, the Members' Schedule in Schedule A shall be amended to reflect the new Members' name, Capital Contribution, Ownership Interest and amount of Capital Units owned, as applicable.

ARTICLE 5. CAPITAL CONTRIBUTIONS

5.1 *Capital Contributions.* The names, addresses, Capital Contributions, Ownership Percentages, and number of Capital Units of the initial Member are set forth in the Members' Schedule attached hereto as Schedule A, which is made part of this Agreement.

5.2 *Other Matters.*

(a) Except as otherwise provided in this Agreement, no Member shall demand or receive a return of his Capital Contributions or withdraw from the Company without the consent of the Company. Under circumstances requiring a return of any Capital Contributions, no Member shall have the right to receive property other than cash except as may be specifically provided herein.

(b) No Member shall receive any interest, salary or drawing with respect to his Capital Contributions or his Capital Account or for services rendered on behalf of the Company or otherwise in his capacity as a Member, except as otherwise provided in this Agreement or other Agreements to which the Company is a party.

(c) Provided that the Members act in accordance with this Agreement and except as otherwise provided, no Member shall be liable for the debts, liabilities, contracts, or any other obligations of the Company. Except as otherwise provided for in this Agreement or by any other agreements among the Members or mandatory provisions of applicable state law, a Member shall be liable only to make his Capital Contributions and shall not be required to lend any funds to the Company or, after his Capital Contributions have been made, to make any additional Capital Contributions to the Company.

5.3 *Additional Capital Units.* Additional Capital Units may be created, offered and sold to new Members or to existing Members on such terms and conditions as the Company may determine at the time of admission, and may provide for the creation of different classes or groups of Members, represented by different classes of Capital Units, which Capital Units may have different rights, powers, and duties. If the Company creates additional Capital Units, the Company must specify the terms of admission or issuance, including the amount of additional capital proposed to be raised from the issuance of such Capital Units. Members of the Company shall not have a preemptive right to acquire additional, newly created Capital Units of the Company.

5.4 *Capital Accounts.* A capital account shall be established and maintained for each Member pursuant to the requirements of applicable federal income tax regulations. Each Member's capital account shall be increased and decreased as follows:

(a) Each Member's capital account shall be credited with the amount of the initial Capital Contribution made by the Member, and increased by (i) the amount of any additional Capital Contributions made by the Member, and (ii) any income and gains allocated to the Member pursuant to Article 6.

(b) Each Member's capital account shall be decreased by (i) any deductions and losses allocated to the Member pursuant to Article 6, and (ii) the amount of any distributions by the Company to the Member as of the time of the distribution. A Member who has more than one Capital Unit shall have a single capital account that reflects all its Capital Units, regardless of the class of Capital Units owned by that Member and regardless of the time or manner in which those Capital Units were acquired. Upon the Disposition of a Capital Unit, that portion of the capital account of the Member effecting the Disposition that is attributable to the Capital Unit subject to the Disposition shall carry over to the Person acquiring such Capital Unit.

ARTICLE 6. ALLOCATIONS AND DISTRIBUTIONS

6.1 *Profits.* Profits for any Fiscal Period shall be allocated to the Members in proportion to their Ownership Percentages.

6.2 *Losses.* Losses for any Fiscal Year shall be allocated in the same manner as Profits.

6.3 *Regulatory Allocations and Allocation Limitations.* Notwithstanding the preceding provisions for allocating income, gains, losses, deductions and credits, the following limitations, regulatory allocations and contingent reallocations are intended to comply with applicable Treasury Regulations under Section 704(b) of the Code and shall be so construed when applied.

(a) *Minimum Gain Chargeback.* Notwithstanding any other provision of this Section 6.3 if there is a net decrease in Partnership Minimum Gain during any Company fiscal year, each Member shall be specially allocated items of Company income and gain for such year (and, if necessary, for subsequent years) in accordance with Section 1.704-2(0(1) of the Treasury Regulations in an amount equal to such Member's share of the net decrease in Partnership Minimum Gain (determined in accordance with Section 1.704-2(g)(2) of the Treasury Regulations). This Section 6.5(a) is intended to comply with the minimum gain chargeback requirement in the Treasury Regulations and shall be interpreted consistently therewith.

(b) *Partner Minimum Gain Chargeback.* Except as otherwise provided in Section 1.704-2(i)(4) of the Treasury Regulations, notwithstanding any other provision of this Section 6.3, if there is a net decrease in Partner Nonrecourse Debt Minimum Gain attributable to a Partner Nonrecourse Debt during any Company fiscal year, each Member who has a share of the Partner Nonrecourse Debt Minimum Gain attributable to such Partner Nonrecourse Debt, determined in accordance with Section 1.704-2(i)(5) of the Treasury Regulations, shall be specially allocated items of Company income and gain for such year (and, if necessary, for subsequent years) in an amount equal to such Member's share of the net decrease in Partner Nonrecourse Debt Minimum Gain attributable to such Partner Nonrecourse Debt, determined in accordance with Section 1.704-2(i)(4) of the Treasury Regulations. Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Sections 1.704-2(i)(4) and 1.704-2(j)(2) of the Treasury Regulations. This Section 6.5(b) is intended to comply with the minimum gain chargeback requirements in Section 1.704-2 (i)(4) of the Treasury Regulations and shall be interpreted consistently therewith.

(c) *Qualified Income Offset.* In the event a deficit balance in a Member's capital account in excess of the sum of (i) the amount such Member is obligated to restore or contribute to the Company pursuant to any provision of this Operating Agreement and (ii) the amount such Member is deemed to be obligated to contribute pursuant to the penultimate sentences of Section 1.704-2 (g)(1)(ii) and 1.704-2(i)(5) of the Treasury Regulations, is caused or increased because a Member receives an adjustment, allocation, or distribution described in Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations, such Member will be allocated items of Company income and gain in an amount and manner sufficient to eliminate such deficit balance or such increase in the deficit balance, as quickly as possible, to the extent required in the Treasury Regulations. This Section 6.3(c) is intended, and shall be so construed, to provide a "qualified income offset" within the meaning of Section 1.704-1 (b)(2)(ii)(d) of the Treasury Regulations.

(d) *Gross Income Allocations.* In the event that a deficit balance in a Member's Capital Account at the end of any fiscal year is in excess of the sum of (i) the amount such Member is obligated to restore or contribute to the Company under this Operating Agreement and (ii) the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulations Sections 1.704-2(g)(1)(ii) and 1.704-2(i) (5), the Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Section 6.3(d) shall be made only if and to the extent that the Member would have a deficit balance in its capital account in excess of such sum after all other allocations provided for in this Section have been made as if Section 6.3(c) and this Section 6.3(d) were not in this Operating Agreement.

(e) *Nonrecourse Deductions.* Nonrecourse Deductions shall be specially allocated to the Members in proportion to the allocation of Losses under Section 6.2.

(f) *Partner Nonrecourse Deductions.* Any Partner Nonrecourse Deductions for any fiscal year shall be specially allocated to the Member who bears the economic risk of loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Section 1.704-2(i)(1) of the Treasury Regulations.

(g) *Members' Shares of Excess Nonrecourse Debt.* The Members' shares of excess Partnership Nonrecourse Debt within the meaning of Section 1.752-3(a)(3) of the Treasury Regulations shall be determined in accordance with the manner in which it is reasonably expected that the deductions attributable to such Partnership Nonrecourse Debt will be allocated.

(h) *Curative Allocations.* The allocations set forth in subsections (a) through (g) (the "Regulatory Allocations") are intended to comply with certain requirements of the Treasury Regulations under Section 704(b). Notwithstanding any other provision of this Article 6 (other than the Regulatory Allocations), the Regulatory Allocations shall be taken into account in allocating other items of income, gain or loss among the Members so that, to the extent possible, the net amount of allocations of such items of income, gain or loss and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to such Member if the Regulatory Allocations had not occurred. For this purpose, future Regulatory Allocations under Section 6.3(a) and (b) shall be taken into account that, although not yet made, are likely to offset other Regulatory Allocations made under Section 6.3(e) and (f).

6.4 *Proration of Allocations.* All income, gains, losses, deductions and credits for a fiscal year allocable with respect to any Members whose Capital Units may have been transferred, forfeited, reduced, redeemed, or changed during such year shall be allocated based upon the varying interests of the Members throughout the year. The precise manner in which such allocations are made shall be determined by the Board of Managers in its sole discretion in good faith and shall be a manner of allocation, including an interim closing of the books, permitted to be used for federal income tax purposes.

6.5 *Consent to Allocation.* Each Member expressly consents to the methods provided herein for allocation of the Company's income, gains, losses, deductions and credits.

6.6 *Distributions.* Except as otherwise provided in Article 12, Net Cash From Sales and Operations and Net Cash from Refinancings, if any, shall be distributed not later than the ninetieth day after the end of each Fiscal Year.

6.7 *Distributions in Kind.* Except as provided by this Operating Agreement, a Member, regardless of the form of the Member's Capital Contribution, may not demand or receive a distribution from this Company in any form other than cash.

6.8 *Right to Distributions.* A Member who is entitled to receive a distribution that has not been paid by the Company when due has the status of, and is entitled to all remedies available to, a creditor of the Company with respect to such distribution.

6.9 *Limitation on Distributions.*

(a) Notwithstanding anything to the contrary in this Operating Agreement, the Company may not make a distribution to its Members to the extent that, immediately after giving effect to the distribution, all liabilities of the Company, other than liabilities to Members with respect to their interests and liabilities for which the recourse of creditors is limited to specified property of the Company, exceed the fair value of the Company's assets, except that the fair value of property that is subject to a liability for which recourse of creditors is limited shall be included in the Company's assets only to the extent that the fair value of that property exceeds that liability.

(b) Subject to the Act, a Member who receives a distribution that is not permitted under this Operating Agreement has no liability to return the distribution unless the Member knew that the distribution was prohibited under the terms of this Operating Agreement or the Act.

ARTICLE 7. OFFICERS

7.1 *Number of Officers.* The officers of the Company shall be a chief executive officer, a president, one or more vice-presidents, a secretary, and a treasurer, each of whom shall be appointed by the Board of Managers. The Board of Managers may appoint such other officers and assistant officers as may be deemed necessary, including any vice-presidents and assistant secretaries. The same individual may simultaneously hold more than one office.

7.2 *Appointment and Term of Office.* The officers of the Company shall be appointed by the Board of Managers for a term as determined by the Board of Managers. If no term is specified, the officers of the Company shall hold office until removed by the Board of Managers or until the officer of the Company resigns. Each officer shall hold office until the officer's successor shall have been duly appointed, until the officer's death, or until the officer shall resign or shall have been removed in the manner provided in Section 7.3. The designation of a specified term does not grant to the officer any contract rights. The Board of Managers can remove the officer at any time prior to the termination of such term, and the officer shall be employed "at will," unless otherwise provided for in a duly executed employment contract with the Company.

7.3 *Removal of Officers.* Any officer may be removed by the Board of Managers at any time, with or without cause. Any such removal shall be made without prejudice to the con-

tract rights, if any, of the person so removed. Appointment of an officer or agent shall not of itself create contract rights.

7.4 *The Chief Executive Officer*. The chief executive officer shall be the principal executive officer of the Company. He shall be the presiding officer of the Board of Managers. He shall, when present, preside at all meetings of the Members and of the Board of Managers. He may sign, with the secretary or any other proper officer of the Company authorized by the Board of Managers, certificates for Capital Units of the Company, deeds, mortgages, bonds, contracts, debt instruments or other instruments, which the Board of Managers has authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the Board of Managers or by this Operating Agreement to some other officer or agent of the Company, or shall be required by law to be otherwise signed or executed, and in general shall perform all duties incident to the office of the chief executive and such other duties as may be prescribed by the Board of Managers from time to time.

7.5 *The President and Vice-Presidents*. If appointed, in the absence of the chief executive officer or in the event of the chief executive officer's death, inability or refusal to act, the president and then the vice-president, or in the event there be more than one vice-president, the vice-presidents in the order designated at the time of their election, or in the absence of any designation, then in the order of their appointment, shall perform the duties of the chief executive officer, and when so acting, shall have all the powers of and be subject to all the restrictions upon the chief executive officer. If there is no vice-president, then any member of the Board of Managers shall perform such duties of the chief executive officer. Any vice-president may sign, with the secretary or an assistant secretary, certificates for Capital Units of the Company the issuance of which have been authorized by resolution of the Board of Managers, and shall perform such other duties as from time to time may be assigned to the vice-president by the chief executive officer or by the Board of Managers.

7.6 *The Treasurer*. The treasurer shall be the principal financial and accounting officer of the Company. The Board of Managers shall select the treasurer. The treasurer shall:

(a) Have charge and custody of and be responsible for all funds and securities of the Company;

(b) Receive and give receipts for moneys due and payable to the Company from any source whatsoever, and deposit all such moneys in the name of the Company in such banks, trust companies, or other depositories as shall be selected by the Board of Managers; and

(c) In general, perform all of the duties incident to the office of treasurer and such other duties as from time to time may be assigned to the treasurer by the Board of Managers.

7.7 *The Secretary*. The secretary shall:

(a) Keep the minutes of the proceedings of the Members and of the Board of Managers in one or more books provided for that purpose;

(b) See that all notices are duly given in accordance with the provisions of this Operating Agreement or as required by law;

(c) Be the custodian of the Company records and of any seal of the Company and if there is a seal of the Company, see that it is affixed to all documents the execution of which on behalf of the Company under its seal is duly authorized;

(d) When requested or required, authenticate any records of the Company;

(e) Keep a register of the mailing address of each Member which shall be furnished to the Secretary by such Member;

(f) Sign with the chief executive officer, the president, or a vice-president, certificates for Capital Units of the Company, the issuance of which shall have been authorized by resolution of the Board of Managers;

(g) Have general charge of the Capital Units transfer books of the Company; and

(h) In general, perform all duties incident to the office of secretary and such other duties as from time to time may be assigned to the secretary by the chief executive officer or by the Board of Managers.

7.8 *Assistant Secretaries.* The assistant secretaries, when authorized by the Board of Managers, may sign with the chief executive officer, the president or vice-president certificates for Capital Units of the Company the issuance of which shall have been authorized by a resolution of the Board of Managers. The assistant secretaries, in general, shall perform such duties as shall be assigned to the secretary, or by the chief executive officer, the president or the Board of Managers.

7.9 *Designation of Tax Matters Partner.* The Board of Managers shall designate a Manager who owns Capital Units as the tax matters partner of the Company, as provided in the Treasury Regulations pursuant to Section 6231 of the Code and in any similar capacity under state or local law (the "Tax Matters Partner"). Each Member, by the execution of this Agreement consents to such designation of the Tax Matters Partner and agrees to execute, certify, acknowledge, deliver, swear to, file and record at the appropriate public offices such documents as may be necessary or appropriate to evidence such consent. If the designated Manager no longer owns Capital Units, the Board of Managers shall designate a Manager who owns Capital Units as the Tax Matters Partner of the Company.

7.10 *Compensation.* The salaries and terms of employment of the officers of the Company shall be fixed from time to time by the Board of Managers. Officers who are Members of the Company shall receive the same membership benefits that all other Members receive. Officers may be reimbursed for reasonable expenses incurred in carrying out their duties as officers.

ARTICLE 8. MANAGEMENT

8.1 *Management by the Board of Managers.*

(a) The powers of the Company shall be exercised by or under the authority of and the business and affairs of the Company shall be managed under the direction of the Board of Managers, and the Board of Managers may make all decisions and take all actions for the Company not otherwise provided for in this Operating Agreement, including, without limitation, the following:

(i) To direct and oversee the officers of the Company in their implementation of the decisions of the Board of Managers;

(ii) To direct the expenditure of the capital and profits of the Company in furtherance of the Company's purposes;

(iii) To direct the investment of Company funds in any manner deemed appropriate or convenient by the Board of Managers to be in the best interests of the Company;

(iv) To enter into operating agreements, joint participation, joint ventures, and partnerships with others, containing such terms, provisions and conditions as the Board of Managers shall approve;

(v) To cause the Company to borrow money from banks and other lending institutions for any Company purpose and in connection therewith to mortgage, grant a security interest in or hypothecate all of the assets of the Company;

(vi) To sell, dispose, abandon, trade or exchange assets (but not a sale, disposition, abandonment, trade, or exchange of all or any substantial portion of the Company's assets) of the Company, upon such terms and conditions and for such consideration as the Board of Managers deems appropriate;

(vii) To enter into agreements and contracts with any Member or an Affiliate of any Member, and to give receipts, releases and discharges with respect to all of the foregoing and any matters incident thereto as the Board of Managers may deem advisable or appropriate; provided, however, that any such agreement or contract shall be on terms as favorable to the Company as could be obtained from any third party; and

(viii) To make distributions in accordance with and subject to the limitations set forth in Article 6 of this Operating Agreement.

(b) To be effective, all acts of the Board of Managers must comply with Section 8.14.

8.2 *Actions by Managers; Committees; Delegation of Authority and Duties.*

(a) In managing the business and affairs of the Company and in exercising its powers, the Board of Managers shall act (i) collectively through meetings and written consents

consistent with or as may be provided or limited in other provisions of this Operating Agreement; and (ii) through committees pursuant to Section 8.2(b).

(b) The Board of Managers may, from time to time, designate one or more committees, each of which shall be comprised of one or more members of the Board of Managers and/or the Members of the Company. Any such committee, to the extent provided in such resolution, shall have and may exercise such authority as is designated by the Board of Managers, subject to the limitations set forth in the Act. At every meeting of any such committee, unless otherwise provided by the Board of Managers, the presence of a majority of all the committee members shall constitute a quorum, and the affirmative vote of a majority of the committee members present shall be necessary for the adoption of any resolution. The Board of Managers may dissolve any committee at any time.

8.3 *Registration and Transfer of Securities.* Securities and other property owned by the Company shall be registered in the Company's name, in a nominee name, in any such case for the benefit of the Company. Any transfer agent called upon to transfer any securities to or from the name of the Company or such other names shall be entitled to rely on instructions or assignments signed by an officer of the Company or by any agent or custodian so authorized by the Board of Managers, on its behalf, without inquiry as to the authority of the person signing such instructions or assignments or as to the validity of any transfer to or from the name of the Company. At the time of transfer, any transfer agent is entitled to assume, unless it has actual knowledge to the contrary:

(a) that the Company is still in existence;

(b) that this Operating Agreement is in full force and effect and has not been amended, unless the transfer agent has received written notice to the contrary; and

(c) that the person so signing is authorized to sign on behalf of the Company.

8.4 *Number and Term of Office.*

(a) The number of initial Managers of the Company shall be set at one.

(b) A person need not be a Member to be elected to the Board of Managers. Each Manager subsequent to the initial Manager shall hold office for a term of one year or until removed. If a Manager's term expires, the Manager shall continue to serve until the Manager's successor shall have been elected and qualified, or until there is a decrease in the number of Managers. If a Manager is appointed to complete an unexpired term, that portion of the unexpired term served shall not be counted when calculating the Manager's length of service.

8.5 *Death or Disability of Managers.* Upon the death or disability of a Manager, the resulting vacancy on the Board of Managers shall be filled in accordance with Section 8.8. "Disabled" or "disability" shall mean the inability to perform the functions and duties of one's position for a period of six months or greater.

8.6 *Removal.* Except for the initial Manager, Managers may be removed for any reason at any special meeting of Members by the affirmative vote of a majority of the Units. The

notice calling such meeting shall give notice of the intention to act upon such matter, and if the notice so provides, the vacancy caused by such removal may be filled at such meeting by vote of the Members.

8.7 *Resignations.* Any Manager may resign at any time. Such resignation shall be made in writing and shall take effect at the time specified therein, or, if no time be specified then at the time of its receipt by the chief executive officer, the president or secretary. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation.

8.8 *Vacancies.* Any vacancy occurring on the Board of Managers (other than by reason of an increase in the number of Managers) may be filled by appointment through the affirmative vote of a majority of the remaining Managers, though less than a quorum of the Managers. A Manager appointed by the Board of Managers to fill a vacancy shall serve until the next annual meeting or special meeting of Members held for the purpose of electing Managers, at which time the Members shall elect a new Manager to serve for the remainder of the original unexpired term of the vacated position. Any Manager position to be filled by reason of an increase in the number of members on the Board of Managers shall be filled by election at an annual meeting or at a special meeting of Members called for that purpose.

8.9 *Place and Manner of Meetings.* Meetings of the Board of Managers, regular or special, may be held either within or outside the State of Florida. Managers may participate in such meetings by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting as provided herein shall constitute presence in person at such meeting, except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

8.10 *Regular Meeting of Board of Managers.* A regular meeting of the Board of Managers may be held at such time as shall be determined from time to time by resolution of the Board of Managers.

8.11 *Special Meeting of Board of Managers.* The Secretary shall call a special meeting of the Board of Managers whenever requested to do so by the President or by a majority of the Managers. Such special meeting shall be held at the time specified in the notice of the meeting. Neither the business to be transacted at, nor the purpose of any special meeting need be specified in a notice or waiver of notice.

8.12 *Notice of Board of Managers' Meetings.* All special meetings of the Board of Managers shall be held upon two days' written or oral notice stating the date, place and hour of meeting delivered to each Manager either personally or by facsimile transmission upon seven days' written notice by mail, or at the direction of the President, the Secretary, or the Managers calling the meeting.

8.13 *Action Without Meeting.* Any action required by the Act to be taken at a meeting of the Board of Managers, or any action which may be taken at a meeting of the Board of Managers, may be taken without a meeting if a consent in writing, setting forth the action so taken,

shall be signed by the same number of Managers which would have been necessary to approve such action if a meeting had been held. Such consent shall have the same force and effect as if adopted at a duly called meeting of the Board of Managers.

8.14 *Quorum; Majority Vote.* At all meetings of the Board of Managers, a majority of the Managers shall constitute a quorum for the transaction of business. The act of a majority of the Managers present at any meeting at which a quorum is present shall be the act of the Board of Managers unless the act of a greater number is required by the Act or this Operating Agreement. If a quorum shall not be present at any meeting of the Board of Managers, the Managers present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

8.15 *Interested Managers, Officers and Members.* No contract or transaction between the Company and one or more of its Managers, officers, or Members, or any of their Affiliates, or between the Company and any other limited liability company, corporation, partnership, association, or other organization in which one or more of its Managers, officers or Members are managers or officers have a financial interest, shall be void or voidable solely for this reason or solely because the Person is present at or participates in the meeting of the Board of Managers or of a committee formed by the Board of Managers which authorizes the contract or transaction.

8.16 *Expenses of the Company.*

(a) *General and Administrative Expenses.* All expenses of the Company shall be billed to and paid by the Company. Managers may be reimbursed for the actual cost of goods and services used for or by the Company. Managers may be reimbursed for the administrative services necessary to the prudent operation of the Company, provided the reimbursement shall be the lower of the Manager's actual cost or the amount the Company would be required to pay persons other than Affiliates for comparable administrative services in the same geographic location, and provided further that such costs are reasonably allocated to the Company on the basis of assets, revenues, time records or other method conforming with generally accepted accounting principles. No reimbursement shall be permitted for services for which the Manager is entitled to compensation by way of a separate fee.

(b) *Organizational Expenses.* Organizational expenses incurred in connection with the formation of the Company will be charged to and borne by the Company. To the extent any such organizational expenses have been paid personally by individual managers, such managers will be reimbursed in a like amount by the Company. Notwithstanding any other provision hereof, the Company will pay and bear directly all legal, accounting and auditing expenses of the Company, taxes, if any, payable by the Company, interest costs of the Company, custodial fees, and extraordinary expenses, including for litigation.

8.17 *Procedure.* The Board of Managers shall keep regular minutes of its proceedings. The minutes shall be placed in the minute book of the Company.

8.18 *Compensation.* The members of the Board of Managers shall not receive compensation for their service but shall be reimbursed for reasonable expenses incurred in carrying out their duties as Managers.

ARTICLE 9. INDEMNIFICATION AND LIABILITY TO COMPANY

9.1 *Indemnification.* The Company shall indemnify an officer, Member, Manager, former Member, a former officer, or a former Manager of the Company against expenses actually and reasonably incurred by said person in connection with the defense of an action, suit or proceeding, civil or criminal, in which said person is made a party by reason of being or having been such officer, Member or Manager except in relation to matters as to which such Person may be adjudged in the action, suit or proceeding to be liable to the Company or its Members under Section 9.2.

9.2 *Liability to Company.* To the full extent permitted by Florida law, no officer, Member or Manager shall be liable to the Company or its Members for monetary damages for an act or omission in such Member's or Manager's capacity as an officer, Member or Manager of the Company, except that this Article does not eliminate or limit the liability of an officer, Member or Manager to the extent the officer, Member or Manager is found liable for:

(a) a breach of the duty of loyalty to the Company or its Members;

(b) an act or omission not in good faith that constitutes a breach of duty to the Company or its Members or an act or omission that involves gross negligence, intentional misconduct or a known violation of the law;

(c) a transaction from which the officer, Member, or Manager received an improper benefit whether or not the benefit resulted from an action taken within the scope of the officer's, Member's or Manager's office; or

(d) an act or omission for which the liability of an officer, Member or Manager is expressly provided for by applicable statute.

9.3 *Prospective Amendment of Liability and Indemnity.* Any repeal or amendment of this Article by the Board of Managers of the Company shall be prospective only and shall not adversely affect any right of an officer, Member or Manager to indemnification or any limitation on the liability of an officer, Member or Manager of the Company existing at the time of such repeal or amendment.

9.4 *Non-Exclusive Liability and Indemnity.* The provisions of this Article 9 shall not be deemed exclusive of any other rights or limitations of liability or indemnity to which an officer, Member or Manager may be entitled under any other provision of this Operating Agreement, or pursuant to any contract or agreement, the Act or otherwise.

ARTICLE 10. CAPITAL UNIT CERTIFICATES

10.1 *Certificates For Membership.* Certificates representing Capital Units of the Company shall be in such form as shall be determined by the Board of Managers. Such certificates shall be signed by the chief executive officer, the president, the vice president or the secretary. All certificates for Membership shall be consecutively numbered or otherwise identified. The name and address of the person to whom the certificate has been issued shall be entered on the Capital Units transfer books of the Company. All certificates surrendered to the Company for

transfer shall be canceled and no new certificates shall be issued until the former certificate shall have been surrendered or canceled.

10.2 *Transfer of Certificates.* Transfer of certificates of the Company shall be made pursuant to this Operating Agreement only on the transfer books of the Company by the holder of record thereof or by the holder's legal representative, who shall furnish proper evidence of authority to transfer, or by the Member's attorney thereunto authorized by the power of attorney duly executed and filed with the Secretary of the Company, and on surrender for cancellation of the certificate. The Person in whose name the Certificate stands on the books of the Company shall be deemed by the Company to be the owner thereof for all purposes.

10.3 *Loss or Destruction of Certificates.* In case of loss or destruction of any certificate, another certificate may be issued in its place upon proof of such loss or destruction, and upon giving a satisfactory bond of indemnity to the Company and to the transfer agent and registrar, if any, of such certificate, in such sum as the Board of Managers may provide.

10.4 *Certificate Regulations.* The Board of Managers shall have the power and authority to make such further rules and regulations not inconsistent with the statutes of the State of Florida as it may deem expedient concerning the issue, transfer, conversion and registration of certificates of the Company, including the appointment or designation of one or more transfer agents and one or more registrars. The Company may act as its own transfer agent and registrar.

10.5 *Legends.* The Board of Managers may provide for the placement of legends on Capital Unit certificates to indicate restrictions on transfer, or other restrictions or obligations contained herein.

ARTICLE 11. DISSOLUTION

11.1 *Dissolution and Winding-Up.* The Company shall dissolve and its affairs shall be wound up on the first to occur of the following:

(a) the consent of Members owning at least 80% of the Units outstanding;

(b) an event that makes it unlawful for all or substantially all of the business of the Company to be continued, but any cure of illegality within 90 days after notice to the Company of the event is effective retroactively to the date of the event for purposes of this section;

(c) on application by a Member or a dissociated Member, upon entry of a judicial decree that:

(i) the economic purpose of the Company is likely to be frustrated unreasonably;

(ii) it is not otherwise reasonably practicable to carry on the Company's business in conformity with the Articles and this Operating Agreement; or

(iii) the Managers or Members in control of the Company have acted, are acting, or will act in a manner that is illegal, oppressive, fraudulent, or unfairly prejudicial to the petitioning Member.

11.2 *Continuation.* Except upon application and receipt of a judicial decree as provided in Section 11.1 (c), no Member may voluntarily dissociate from the Company. The death, expulsion, bankruptcy or dissolution of a Member, or the occurrence of any other event that terminates the continued membership of a Member in the Company, shall not cause a dissolution of the Company.

ARTICLE 12. LIQUIDATION AND TERMINATION

12.1 *Liquidation and Termination.* On dissolution of the Company, the Board of Managers shall proceed diligently to wind up the affairs of the Company and make any final distribution as provided in this Operating Agreement and the Act. The costs of liquidation shall be borne as a Company expense. Liquidation proceeds, if any, shall first be used to pay the Company's obligations and liabilities.

12.2 *Application and Distribution of Proceeds on Liquidation.* Upon an event of liquidation, the business of the Company shall be wound up, the Board of Managers shall take full account of the Company's assets and liabilities, and all assets shall be liquidated as promptly as is consistent with obtaining the fair value thereof. If any assets are not sold, gain or loss shall be allocated to the Members in accordance with Article 6 as if such assets had been sold at their fair market value at the time of the liquidation. If any assets are distributed to a Member, rather than sold, the distribution shall be treated as a distribution equal to the fair market value of the asset at the time of the liquidation. The assets of the Company shall be applied and distributed in the following order of priority:

(a) to the payment of all debts and liabilities of the Company, including all fees due the Members and Affiliates, and including any loans or advances that may have been made by the Members to the Company, in the order of priority as provided by law;

(b) to the establishment of any reserves deemed necessary by the Board of Managers or the Person winding up the affairs of the Company for any contingent liabilities or obligations of the Company;

(c) to the Members ratably in proportion to the credit balances in their respective capital accounts in an amount equal to the aggregate credit balances in the capital accounts after and including all allocations to the Members under Article 6, including the allocation of any income, gain or loss from the sale, exchange or other disposition (including a deemed sale pursuant to this Section 12.2) of the Company's assets.

12.3 *Deficit Capital Account Balances.* Notwithstanding anything to the contrary contained in this Operating Agreement, and notwithstanding any custom or rule of law to the contrary, to the extent that the deficit, if any, in the capital account of any Member results from or is attributable to deductions and losses of the Company (including non-cash items such as depreciation), or distributions of money pursuant to this Operating Agreement to all Members in proportion to their respective Ownership Percentages, upon dissolution of the Company such deficit

shall not be an asset of the Company and no Member with a deficit balance shall be obligated to contribute such amount to the Company to bring the balance of such Member's capital account to zero.

12.4 *Articles of Dissolution.* On completion of the distribution of Company assets as provided herein, the Company is terminated, and the Board of Managers shall file Articles of Dissolution with the Florida Secretary of State and take such other actions as may be necessary to terminate the Company.

ARTICLE 13. GENERAL PROVISIONS

13.1 *Books and Records.* The Company shall maintain those books and records as provided by the Act and as it may deem necessary or desirable. All books and records provided for by the Act shall be open to inspection of the Members from time to time and to the extent expressly provided by the Act, and not otherwise.

13.2 *Headings.* The headings used in this Operating Agreement have been inserted for convenience only and do not constitute matter to be construed in interpretation of this Operating Agreement.

13.3 *Construction and Severability.* Whenever the context so requires, the gender of all words used in this Operating Agreement includes the masculine, feminine, and neuter, and the singular shall include the plural, and conversely. All references to Articles and Sections refer to articles and sections of this Operating Agreement, and all references to Exhibits, if any, are to Exhibits attached hereto, if any, each of which is made a part hereof for all purposes. If any portion of this Operating Agreement shall be invalid or inoperative, then, so far as is reasonable and possible:

(a) The remainder of this Operating Agreement shall be considered valid and operative; and

(b) Effect shall be given to the intent manifested by the portion held invalid or inoperative.

13.4 *Effect of Waiver or Consent.* A waiver or consent, express or implied, to or of any breach or default by any Person in the performance by that Person of its obligations with respect to the Company is not a consent or waiver to or of any other breach or default in the performance by that Person of the same or any other obligations of that Person with respect to the Company. Failure on the part of a Person to complain of any act of any Person or to declare any Person in default with respect to the Company, irrespective of how long that failure continues, does not constitute a waiver by that Person of its rights with respect to that default until the applicable statute-of-limitations period has run.

13.5 *Binding Effect.* Subject to the restrictions on Dispositions set forth in this Operating Agreement, this Operating Agreement is binding on and inures to the benefit of the Members and their respective heirs, legal representatives, successors, and assigns.

13.6 *Governing Law/Jurisdiction.* THIS AGREEMENT SHALL BE GOVERNED BY AND SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAW OF THE STATE OF FLORIDA. THE MEMBERS CONSENT TO THE JURISDICTION OF THE COURTS OF THE STATE OF FLORIDA AND AGREE THAT ANY ACTION ARISING OUT OF OR TO ENFORCE THIS AGREEMENT MUST BE BROUGHT AND MAINTAINED IN FLORIDA.

13.7 *Further Assurances.* In connection with this Operating Agreement and the transactions contemplated hereby, each Member shall execute and deliver any additional documents and instruments and perform any additional acts that may be necessary or appropriate to effectuate and perform the provisions of this Operating Agreement and those transactions.

13.8 *Notice to Members of Provisions of This Agreement.* By becoming a Member, each Member acknowledges that it has actual notice of (a) all of the provisions of this Operating Agreement, including, without limitation, the restrictions on the Disposition of Capital Units set forth in Article 4, and (b) all of the provisions of the Articles. Each Member agrees that this Operating Agreement constitutes adequate notice of all such provisions, and each Member waives any requirement that any further notice thereunder be given.

13.9 *Counterparts.* This Operating Agreement may be executed in any number of counterparts with the same effect as if all signing parties had signed the same document. All counterparts shall be construed together and constitute the same instrument.

13.10 *Conflicting Provisions.* To the extent that one or more provisions of this Operating Agreement appear to be in conflict with one another, then the Board of Managers shall have the right to choose which of the conflicting provisions are to be enforced. Wide latitude is given to the Board of Managers in interpreting the provisions of this Operating Agreement to accomplish the purposes and objectives of the Company, and the Board of Managers may apply this Operating Agreement in such a manner as to be in the best interest of the Company, in its sole discretion, even if such interpretation or choice of conflicting provisions to enforce is detrimental to one or more Members.

13.11 *Amendments.* Except as provided otherwise in this Operating Agreement, no provision of this Operating Agreement may be amended, waived or otherwise modified except by an instrument in writing executed by the Company with approval of a majority consent of the Members at the time of such proposed amendment or modification. In addition, any Member may waive any provision of this Agreement with respect to itself by an instrument in writing executed by the party against whom the waiver is to be effective. An amendment shall become effective as of the date specified in the approval of such Members or if none is specified as of the date of such approval or as otherwise provided in the Act. In addition, any amendment, waiver or modification of any provision of this Operating Agreement that would materially and adversely affect any Member in a manner that is disparate from the manner in which it affects other Members may be effected only with the consent of the Member so affected. Notwithstanding the foregoing or anything to the contrary herein, the Members' Schedule in Schedule A may be revised by the Company without the consent of any Members and in accordance with the other provisions of this Agreement, and such revised Schedule A shall be deemed to constitute an amendment of this Operating Agreement approved by all of the Members.

IN WITNESS WHEREOF, the parties have entered into this Amended & Restated Operating Agreement as of the day first written above.

CONVERGENCE OF 4 DIMENSIONS LLC

By: ______________________
Andrew J. Prell, Chief Executive Officer

____
Andrew J. Prell

____
Frank Ballouz

____
Ronald Miners

____
Thomas Roe

YASAR CORP.

By: ______________________
Brad Yasar, President

RIMON VENTURES – JUPITER SERIES

By: ______________________
Mark H. Mirkin, President

SCHEDULE A

MEMBERS' SCHEDULE

Member	Capital Contribution	Number of Capital Units	Ownership Percentage
Andrew J. Prell 3238 Graystone Manor PKWY Louisville, KY 40241	$5000	2,000,000	44.444%
Frank Ballouz 8345 NW 66th ST #2782 Miami, FL 33166	Services	500,000	11.111%
Ronald Miners 2524 GARFIELD ST EUGENE, OR 97405	Services	500,000	11.111%
Yasar Corp. 3773 Howard Hughes Pkwy. Suite 500s Las Vegas, NV 89169 USA	$10,000	500,000	11.111%
Thomas Roe 725 PLACE CHATEAU DELRAY BEACH, FL 33445	Services	500,000	11.111%
Rimon Ventures – Jupiter Series 112 Via Castilla Jupiter, FL 33458	Services	500,000	11.111%
Total:		**4,500,000**	**100%**